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                                                                 EXHIBIT (a)(10)

International Technology Corporation
2790 Mosside Boulevard
Monroeville, Pennsylvania  15146-2792

Contact:  Harry J. Soose - (412) 372-7701
          Richard R. Conte - (412) 380-6107
          Grace Protos of MacKenzie Partners, Inc. - (800) 322-2885

FOR IMMEDIATE RELEASE

   INTERNATIONAL TECHNOLOGY CORPORATION ANNOUNCES MODIFICATIONS TO OFFER TO PURCHASE SHARES OF OHM CORPORATION AND EXTENDS OFFER TO FEBRUARY 24, 1998

     February 18, 1998, Pittsburgh, Pennsylvania. International Technology Corporation (NYSE:ITX) ("IT") announced today, in connection with its outstanding tender offer (the "Offer") to purchase 13,933,000 shares of Common Stock of OHM Corporation (NYSE:OHM) ("OHM"), that it had extended the expiration date for the Offer to 12:00 midnight, New York City time, on Tuesday, February 24, 1998 and had amended the existing agreement among IT, OHM and Waste Management, Inc. and certain of its affiliates (collectively referred to as "WMX") to provide that WMX will tender in the Offer such number of the 9,668,000 OHM shares held by WMX as is necessary to cause the total number of OHM shares tendered to equal the 13,933,000 share minimum condition.

     Based on preliminary information provided by the depositary for the Offer, IT reported that as of 6:00 p.m., New York City time, on February 17, 1998, approximately 11,230,200 OHM shares (including approximately 611,100 OHM shares subject to guaranteed delivery) have been tendered pursuant to the Offer. These shares include 2,142,141 OHM shares tendered by
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WMX and approximately 5,000,000 OHM shares tendered by James L. Kirk, President and Chief Executive Officer of OHM, Joseph L. Kirk, Executive Vice President of OHM, and H. Wayne Huizenga and a related foundation.

     The existing agreement among IT, OHM and WMX currently provides that, concurrently with the purchase of OHM shares by IT under the Offer, OHM will repurchase 5,235,381 OHM shares from WMX and WMX will not tender more than 2,142,141 OHM shares in the Offer. As the agreements related to the Offer are currently structured, there is a reasonable likelihood that the 13,933,000 share minimum condition will not be met. Consequently, IT, OHM and WMX have now agreed to modify their agreement to provide that WMX will tender such number, and only such number, of OHM shares in addition to the 2,142,141 OHM shares which it has already tendered, as is necessary to achieve the 13,933,000 share minimum condition in the Offer. In effect, WMX will be tendering additional OHM shares to the extent that the Offer would otherwise be undersubscribed. OHM will continue to be obligated to repurchase OHM shares from WMX concurrently with the closing of the Offer up to a maximum of 5,235,381 OHM shares, to the extent such OHM shares are not purchased in the Offer. This modification to the agreement is designed to permit the transaction to proceed as a two step transaction rather than as a one step merger transaction, which is the alternative currently provided for in the transaction documents if the Offer is not completed.

     Under this revised structure, if WMX is required to tender more than 4,432,619 OHM shares to satisfy the minimum condition, the consideration in the second step merger will consist of a combination of shares of Common Stock of IT and cash, the amount of which will depend upon the number of OHM shares which are actually purchased in the Offer from WMX in excess

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of 4,432,619. For example, pursuant to the terms of the Agreement and Plan of
Merger, if 5,432,619 OHM shares were to be purchased in the Offer from WMX, the merger consideration would include (i) an aggregate of $11.5 million in cash and
(ii) shares of IT Common Stock based on a revised exchange ratio of 1.256 shares of IT Common Stock for each OHM share, reduced from the exchange ratio of 1.394-to-one which would be applicable if only 4,432,619 OHM shares were to be purchased in the Offer (based on 28,274,405 OHM shares outstanding as of February 17, 1998).

     IT also announced that it has modified the terms of the $240 million credit facility committed to be provided in connection with the Offer, and of the $425 million credit facility committed to be provided upon completion of IT's merger with OHM, by groups of lenders arranged by Citicorp Securities, Inc. and BancBoston Securities Inc., as Arrangers, and for whom Citicorp USA, Inc. will be administrative agent and BankBoston, N.A. will be documentation agent.

     The Arrangers have exercised their option to reallocate $50 million from the revolving credit facility to the term loan included in the $425 million credit facility. IT's lenders also agreed that, upon completion of the merger, they would permit OHM's 8% convertible subordinated debentures due 2006 to remain outstanding in an aggregate principal amount of approximately $47 million. The terms of the financing previously required the OHM debentures to be redeemed after completion of the merger. IT agreed to reduce the aggregate amount of the term loan included in the $425 million credit facility in an amount equal to the principal amount of the debentures that will remain outstanding. The effect of these changes is that, after the merger, the revolving credit facility will be reduced from $200 million to $150 million and the

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term loan will be increased from $225 million to $228 million.  IT also agreed to increase the annual amortization of the term loan from $2.25 million to $4.5 million. In addition, IT will be required by the terms of the OHM debentures to make annual redemptions in an amount equal to approximately $4.3 million.

     IT is a leading global environmental infrastructure solutions firm. The Company provides a full range of technology-driven, value-added consulting, engineering and construction capabilities through a network of more than 40 offices in the U.S. and select international locations.

     OHM is a leading diversified services firm, providing a broad range of outsourced services for governmental and private sector clients. The Company has worked at 300 military bases on projects for the U.S. Army Corps of Engineers, the U.S. Departments of the Navy and the Air Force as well as projects for the U.S. Environmental Protection Agency and the Department of Energy. Private sector clients include those in petroleum, chemical, transportation and general manufacturing.

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